centrica
082-04578

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 8 June, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

09046472

SUPPL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

8 June 2009

Centrica plc

June 2009 General Meeting – Poll Result

A Centrica plc General Meeting was held on Monday, 8 June 2009. The result of the poll on the resolution is set out below:

Resolution 1

To approve the Transactions, on the terms set out in the Transaction Agreements (each as defined in the Circular to shareholders dated 19 May 2009)

For*:	99.37% of votes cast
Against:	0.63% of votes cast
Withheld:**	0.11% of shares in issue
Total votes cast:	68.15% of shares in issue

Notes to the disclosure:

* Includes discretionary votes received

** A 'Vote Withheld' is not a vote in law and is not counted towards the proportion of votes 'For' or 'Against' a resolution

Resolution submitted to the UK Listing Authority

Centrica plc has today submitted to the UK Listing Authority, copies of the ordinary resolution, which was passed at the General Meeting. This document will shortly be available for inspection at the UK Listing Authority's document viewing facility situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431012
www.centrica.com

08 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

CLE ALERT

Defending Liberty Pursuing Justice

The American Bar Association Health Law Section, Young Lawyers Division and the ABA Center for Continuing Legal Education Present a 90-Minute Teleconference and Live Audio Webcast

Health Law Fundamentals Series

Fundamentals of Health Insurance and Managed Care

Thursday, June 18, 2009

12:00 PM – 1:30 PM Eastern | 11:00 AM – 12:30 PM Central | 10:00 AM – 11:30 AM Mountain | 9:00 AM – 10:30 AM Pacific

PROGRAM DESCRIPTION

Managed care is a central fixture in America's effort to expand healthcare coverage for all while reining in healthcare cost escalation. The managed care environment continues to change, as do the laws and regulations governing the rights and obligations of patients, payors, and providers. Many aspects of managed care have not been welcomed by providers, who often view any intrusion by payors as interfering with the sanctity of the physician-patient relationship and resulting in unreasonably low payments.

Our expert panel will discuss the current trends in managed care; the legal and practical implications of these trends on both provider and health plan operations; and, future issues that lawyers practicing in this area are likely to encounter. Lawyers who are new to the world of managed care or who simply want a refresher and update on hot topics in the area will benefit from this focused presentation.

This teleconference and live audio webcast will answer these questions and examine the fundamentals of managed care from the perspective of payors, providers, regulators, and the courts:

- How does managed care work?
- Who are the key players in managed care?
- What are the important laws and regulations?
- What are the key issues in managed care contracting?
- How have the key tenets of managed care evolved?
- What are the most prevalent managed care litigation issues?
- What can we expect to see next from the courts and regulators?

OUR EXPERT PANELISTS

Moderator & Panelist: Daniel A. Cody, Partner, *Reed Smith LLP*, San Francisco, CA

William A. Helvestine, Partner, *Epstein Becker & Green, PC*, San Francisco, CA

Kevin B. Kroeker, Of Counsel, *Locke Lord Bissell & Liddel LLP*, Los Angeles, CA

This is the final program in the Health Law Fundamentals Series!

Missed any programs? Sign up for the series to receive access to the archived webcasts of the previous programs or preorder the audio CD package for the previous individual programs.

For a complete series listing and to order go to: http://www.abacle.org/programs/t08fts1.html

TELECONFERENCE/LIVE AUDIO WEBCAST TUITION

$115	**Health Law Section Members**
$90	**Young Lawyers Division Members**
$150	ABA Members
$185	All other registrants
$95	Additional registrants who use the same phone line

All participants must be registered for the program.

UNABLE TO PARTICIPATE?

The complete program will be available on audio CD.

$125	**Health Law Section and Young Lawyers Division Members**
$135	ABA Members
$150	All others

For more information and to order www.abaclecatalog.org (please search by program title).

CLE CREDIT

1.5 hours of CLE credit in 60-minute states/1.8 hours of CLE credit in 50-minute states have been requested in states accrediting ABA Teleconferences and Live Audio Webcasts*.

NY-licensed attorneys: This non-transitional CLE program has been approved for experienced NY-licensed attorneys in accordance with the requirements of the New York State CLE Board for 1.5 total NY credits.

**States currently not accrediting ABA Teleconferences: DE, IN, KS, OH, PA*

CLE ALERT

Register Now

Phone: **800.285.2221** and **Select Option "2"**, M-F, 8:30 AM - 6:30 PM Eastern
Online at **http://www.abanet.org/cle/programs/t09imc1.html**

Event Code: CET9IMC; Source Code: TCE9FIMC1

CLE ALERT

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 30 June, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431019
www.centrica.com

30 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

29 June 2009

CENTRICA PLC (the 'Company')
EXECUTIVE DIRECTOR DECLARATION

Centrica plc confirms that Chris Weston will join the Board of Directors of the Company on 1 July 2009 as President and Chief Executive Officer of Direct Energy and will remain a member of the Centrica Executive Committee. Centrica also confirms that there are no disclosures under paragraph 9.6.13R (1)-(6) of the Listing Rules.

<u>Enquiries:</u>

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085